UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                              THE JOCKEY CLUB, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    477731103
                   ------------------------------------------
                                 (CUSIP Number)

James W. Giddens, solely in his    with a copy        James B. Kobak, Jr.
  capacity as trustee for the          to:         Hughes Hubbard & Reed LLP
 liquidation of the business of                      One Battery Park Plaza
    A.R. Baron & Co., Inc.                       New York, New York 10004-1482
          P.O. Box 359                                   212-837-6000
     Bowling Green Station
    New York, New York 10274
          212-425-3005
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 9, 1997
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                   ------------------------------
CUSIP NO. 477731103                   13D               PAGE 3 OF 5 PAGES
-------------------------------                   ------------------------------
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   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James W. Giddens, solely in his capacity as trustee under SIPA pursuant to the court order described herein.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  |_|
                                                               (b)  |X|
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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

             00
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   5   CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                    |_|
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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                  7   SOLE VOTING POWER

                            233,500 shares
                ----------------------------------------------------------------
   NUMBER OF     8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY               0 shares
   OWNED BY     ----------------------------------------------------------------
     EACH        9   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                  233,500 shares
     WITH       ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                            0 shares
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             233,500 shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             9.0%
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  14   TYPE OF REPORTING PERSON*

             IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 amends and supplements the Schedule 13D filed on August 27, 1996 (the "Schedule 13D") by James W. Giddens, solely in his capacity as trustee under SIPA, with respect to the Common Stock of the Issuer. All capitalized terms used in this Amendment and not otherwise defined herein have the meaning set forth in the Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER
        -------------------------------------

(a) The Trustee believes that, for the purposes of Rule 13d-3(a) under the Act, as of June 4, 1999, he was the beneficial owner of a total of 233,500 Shares of Common Stock representing approximately 9.0% of the total outstanding Shares of Common Stock (based on the Issuer's most recent filing with the Securities and Exchange Commission).

(b) The Trustee believes he has the sole power to vote and direct the vote, and the sole power to dispose or direct the disposition, of the Shares.

(c) Since the filing of the Schedule 13D on August 27, 1996, with respect to the Common Stock, the Trustee has effected the following acquisitions which he believes may constitute a material change in beneficial ownership under Rule 13d-2(a):

     i. On April 9, 1997, the Trustee received 66,000 shares of Common Stock from Patrick and Eric DeCavignac in settlement of a SIPA claim.

     ii. On April 14, 1997, the Trustee received 92,500 shares of Common Stock from Patrick DeCavignac in settlement of a SIPA claim.

     iii. On July 21, 1997 received 75,000 Pledged Shares of Common Stock of Eric Broadley in satisfaction of the Secured Demand Note.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 1999

                                    By: /S/ JAMES W. GIDDENS
                                        ------------------------------------
                                        James W. Giddens, solely as trustee
                                            pursuant to a court order dated
                                            July 11, 1996